THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE INVESTOR AND SHALL BE DEEMED ACCEPTED ONLY WHEN THIS INSTRUMENT IS EXECUTED BY A DULY AUTHORIZED OFFICER OF THE COMPANY AND DELIVERED TO THE INVESTOR.

THE OFFER AND SALE OF THIS SECURITIES INSTRUMENT HAS NOT BEEN APPROVED BY THE NEW YORK DEPARTMENT OF FINANCIAL SERVICES (THE "**DFS**") NOR HAS THE COMPANY APPLIED FOR A LICENSE WITH THE DFS TO CONDUCT VIRTUAL CURRENCY BUSINESS ACTIVITIES WITHIN THE STATE OF NEW YORK. THE COMPANY HAS NOT FILED A NOTICE ON FORM 99 WITH THE NEW YORK ATTORNEY GENERAL OF AN OFFERING EXEMPT FROM REGISTRATION PURSUANT TO SECTION 18 OF THE SECURITIES ACT OF 1933 OR REGISTERED THE COMPANY AS A DEALER IN ITS OWN SECURITIES.

HAWK NETWORKS INC.

TOKEN PURCHASE AGREEMENT

Series S-1

THIS CERTIFIES THAT in exchange for consideration provided by **[INVESTOR NAME]** (the "**Investor**") worth $0.01 (the "**Investment Amount**") from time to time, to Hawk Networks, Inc., a Delaware corporation (the "**Company**"), hereby agrees to issue to the Investor the Reward (as defined below) subject to the terms set forth below.

"**Multiplier**" shall have the meaning found in **Section 3**.

"**Required Consideration**" shall have the meaning found in **Section 3**.

"**Reward**" shall be a number of Tokens equal to the product of (x) the nominal value of the Required Consideration, (y) the Multiplier, and (z) four hundred (400). For the avoidance of doubt, if the Multiplier is equal to zero (0) there shall be no Reward.

"**Tokens**" means digital blockchain tokens to be issued by the Company or an Affiliate of the Company. See **Section 2** for certain additional defined terms.

1) *Events*

    a) **Distribution Event.** Provided that this instrument has not previously expired or otherwise terminated, the Company will distribute Tokens pursuant to **Section 1(b)** (a "**Distribution Event**") upon the earlier of: (i) the expiration of the Lock-Up Period (provided such expiration is before the expiration or termination of this instrument) and (ii) the Company's successful implementation and testing of Resale Restrictions in Tokens (which the Company may pursue in its sole discretion).

        i) "***Lock-Up Period***" means the period beginning on effective date of this instrument and ending on one (1) year after the effective date of this instrument to the Investor.

        ii) "***Resale Restrictions***" means an alternative trading system and/or technology that allows resale restrictions with respect to the Tokens that are required by applicable securities laws to be embedded in the blockchain, the Tokens or any smart contract related to the foregoing.

    b) **Token Conversion Mechanics**. Upon a Distribution Event, the Company will provide the Investor with a number of Tokens equal to the Reward subject to such timing and terms as may be determined by the Company and its Affiliates in their sole discretion. Upon a Distribution Event the Investor will receive the Reward at the digital address provided by the Investor to the Company through Republic's platform (the "**Investor's Wallet Address**").

    In connection with the issuance of Tokens to the Investor pursuant to this **Section 1(b)**:

        i) The Investor will be required to provide the Investor's Wallet Address to the Company, to which Investor's Tokens will be sent in connection with the Distribution Event. For avoidance of doubt, the account address must be under the direct or indirect control of the Investor and shall not be under the direct or indirect control of a third party. Upon notice from the Company, the Investor will have thirty (30) calendar days to provide the Investor's Wallet Address. In the event the Investor fails to timely provide the Company with the Investor's Wallet Address, the Company may, in its sole discretion, extend to the Investor additional time to provide the Investor's Wallet Address.

        ii) The Investor will execute and deliver to the Company any and all other transaction documents related to this instrument as are reasonably requested by the Company; and

        iii) The Company will transfer the Tokens to the Investor's Wallet Address.

        iv) Company shall not be required to return the Investment Amount or otherwise return or invalidate the consideration provided by Investor due to Investor's failure to provide Investor's Wallet Address or otherwise comply with the requirements of this **Section 1(b)**.

    c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates pursuant to **Section 1(d)**, the Company will not return the nominal Investment Amount or otherwise return or invalidate the consideration provided by Investor.

d) **Termination.** This instrument will terminate without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument upon the earlier of (i) the issuance of Tokens pursuant to **Section 1(b),** (ii) a Dissolution Event, (iii) <mark>July 29, 2022</mark> (the "**Deadline Date**"). After the Deadline Date, any right to receive the Tokens shall also be terminated and have no force or effect.

2) *Definitions*

"**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control", "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control or (iv) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Offering**" means the sale of this and all other similar Crowd Token Purchase Agreement instruments by the Company utilizing §4(a)(6) of the Securities Act on Republic's funding portal.

"**Republic**" means OpenDeal Portal LLC dba Republic, operating a FINRA licensed funding portal accessible at https://republic.co or a successor thereto.

"**System**" means the Company's blockchain-based ecosystem, where the Company's Token can be used by users for goods, services and other utilities. The System is currently in the development stage.

"**System Launch**" means the Company's initial issuance of Tokens for use on the System, which will occur only if the System is operational on a blockchain technology that will enable the Company to comply with the requirements of the federal securities laws and other applicable laws and regulations.

"**Offering**" means the sale of this and all other similar Crowd Token Purchase Agreement instruments by the Company utilizing §4(a)(6) of the Securities Act on Republic's funding portal.

3) Reward

The value of the Investor's Required Consideration will be subject to the value of certain multipliers (each a "Multiplier"), specified by the Company, subject to amendment in the Company's sole discretion at any time.

Required Consideration	Nominal Value
Email address of Purchaser ("**Required Consideration**")	$.01

The Investor may deliver more than one Multipliers, but each shall be calculated separately. The Company may elect to allow a Purchaser to deliver Multipliers in the following forms:

Multipliers to Required Consideration	Multiplier
Evidence of consumption of educational materials	1
Creation of a local Althea network, and evidence that such creator has referred a new user to the Althea network	5
Evidence of submission of a good faith proposal to the Company (meeting minimum standards) for the creation of a local Althea network	10
Evidence of submission of a proposal for the creation of a local Althea network deemed viable by the Hawk Networks team	30

The foregoing are by way of example only, and shall be subject to change in the Company's sole discretion. For the avoidance of doubt, an Investor who solely provides the Required Consideration but fails to deliver one or more Multipliers to the Company will not be provided any Tokens and their Required Consideration will be returned or deleted as specified in the Form C associated with this instrument.

4) Company Representations

a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c) To the knowledge of the Company, the performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d) To the knowledge of the Company, no consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Tokens issuable pursuant to **Section 1**.

e) Neither the Company nor any of its Affiliates makes any warranty whatsoever with respect to the Tokens, including any (i) warranty of merchantability; (ii) warranty of fitness for a particular purpose; (iii) warranty of title; or (iv) warranty against infringement of intellectual property rights of a third party; whether arising by law, course of dealing, course of performance, usage or trade, or otherwise except as expressly set forth herein. Investor acknowledges that it has not relied upon any representation or warranty made by the Company or any of its Affiliates or any other person on behalf of the Company or any of its Affiliates.

f) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

5) *Investor Representations*

a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b) The Investor has been advised that this instrument has not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that this instrument may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c) The Investor is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

d) The Investor acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Portal and the Investor has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase. The Investor understands that neither the Company nor any of its respective affiliates or agents have made any representations regarding the proper characterization of this instrument or Tokens derived from it, for the purposes of determining Investor's authority or suitability to invest in them.

f) The Investor understand and acknowledges that as this is an agreement contemplating the issuance of Tokens and not any form of capital stock in the Company or debenture issued by the Company and therefore the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

g) The Investor acknowledges that they have relied solely on the information contained in the Company's latest Form C filing to make the decision to purchase this instrument.

h) The Investor understands that the Tokens received pursuant hereto shall be subject to terms that will be determined exclusively by the Company or an Affiliate thereof and that such terms may prevent or condition the transfer of such Tokens and otherwise restrict the use of Tokens and impair or eliminate the value of any Tokens. The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument or any Tokens used to satisfy the obligations hereunder. The Investor has reviewed and understands the "Risk Disclosure" section of the Company's latest Form C, filed with the SEC, which this instrument is an exhibit of. The Investor has consulted, or has had an opportunity to consult, with financial, tax, legal, accounting and other advisors prior to executing this instrument.

i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that the transaction contemplated hereunder satisfies all of the laws of its jurisdiction (including any laws governing the offer or sale of securities, the legal requirements within its jurisdiction for the purchase of this instrument, any foreign exchange restrictions applicable to such purchase, any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor acknowledges and agrees that the Company has taken no action in foreign jurisdictions with respect to the offer or sale of this instrument.

j) If the Investor is a corporation, partnership, limited liability company, trust, or other entity, it represents that: (i) it is duly organized, validly existing and in good standing in its jurisdiction of incorporation or organization and has all requisite power and authority to execute and deliver this instrument and purchase the Tokens as provided herein; (ii) its purchase of the Tokens will not result in any violation of, or conflict with, any term or provision of its charter, by-laws or other organizational documents or any other instrument or agreement to which the Investor is a party or is subject; (iii) the execution and delivery of this instrument and Investor's purchase of the Tokens has been duly authorized by all necessary action on behalf of the Investor; and (iv) all of the documents relating to the Investor's purchase of this instrument have been duly executed and delivered on behalf of the Investor and constitute a legal, valid and binding agreement of the Investor. Investor hereby represents and warrants that the above representations and warranties shall be deemed to have been made on behalf of such entity and the Investor has made the same after due inquiry to determine the truthfulness of such representations and warranties.

k) The Investor understands that this instrument is being offered in a regulation crowdfunding offering with other Token Purchase Agreement, and all participants in the aforementioned offering, together, "**Investors**," will have the same rights and obligations.

l) The Investor understands that Investor bears sole responsibility for any taxes as a result of the matters and transactions this instrument contemplates, and any future acquisition, ownership, use, sale or other disposition of Tokens held by the Investor. The Investor shall pay the Investment Amount without deduction or withholding of any taxes and, to the extent required under applicable law, shall be solely responsible for withholding, collecting, reporting, paying, settling and remitting any and all taxes to the appropriate tax authorities in each jurisdiction in which the Investor may be liable to pay tax. To the extent permitted by law, the Investor agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Investor) associated with or arising from the Investor's acquisition of Tokens hereunder, or the use or ownership of Tokens.

m) The Investor acknowledges that it is the rightful owner of or has the appropriate and lawful right to use the Investor's Wallet Address provided to Republic and the Company.

n) The Investor represents that it has full control of the Investor's Wallet Address, including all private keys required to transfer Tokens from and otherwise use such address, and has implemented reasonable security measures to protect the Investor's Wallet Address from unauthorized access.

o) The Investor acknowledges that neither the Company nor Republic will have access to or control the Investor's Wallet Address' private key(s).

p) The Investor understands and expressly accepts that the Tokens have been created and will be delivered to the Investor at the sole risk of the Investor on an "AS IS" and "UNDER DEVELOPMENT" basis. The Investor understands and expressly accepts that the Investor has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

q) The Investor understands that it has no right against the Company or any other Person except in the event of the Company's breach of this instrument or intentional fraud.

r) THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS IN-STRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COM-PANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENT-ATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS IN-STRUMENT.

s) THE INVESTOR EXPRESSLY REPRESENTS AND WARRANTS THEIR UNDERSTANDING THAT THIS INSTRUMENT OR ANY TOKENS RESULTING FROM SAID INSTRUMENT MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EF-FECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6) *Transfer Restrictions*

The Investor understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Token Purchase Agreement (and any Tokens used to repay this Token Purchase Agreement), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURI-TIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT **NOR ANY SECURITIES ISSUABLE PURSUANT HERETO** HAVE BEEN REGISTERED UNDER THE SE-CURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EX-CEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SE-CURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EF-FECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7) *Miscellaneous*

a) This instrument sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral of written, between them. This instrument is one of a series of similar instru-ments entered into by the Company from time to time. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the holders of a ma-jority, in the aggregate, of the Investment Amounts paid to the Company with respect to all Series S-1 Token Purchase Agreements outstanding at the time of such amendment, waiver or modification.

b) All notices under this instrument will be sent via email or electronic communication facilitated by the Republic funding portal, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Investors, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Investor is directed to said website via email or through the platform that facilitated the offering of this instrument. Unless otherwise spec-ified, once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an action required to be taken. The Investor must keep the Company informed of any changes to Investor's email address or any transfers of ownership of this instrument.

c)   Any notice required or permitted by this instrument will be deemed sufficient when (i) delivered personally or by overnight courier, (ii) sent by email to the relevant address listed on the signature page, (iii) forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice, or (iv) by sending a message to a party listed on the signature page of this instrument through the Republic platform (provided, if the Company has been notified of a compliant transfer of this Instrument, to a TPA-holder that is not on the Republic Platform, this form of notice will be insufficient).

d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

e)   Neither this instrument nor the rights contained herein may be assigned, sold, disposed of, pledged, hypothecated or otherwise transferred, by operation of law or otherwise, by either party without the prior written consent of the other; provided that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

f)   In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

g)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

h)   The parties agree that any arbitration shall be limited to the dispute between the Company and the Investor individually and this instrument only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Investor may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

i)   Neither party shall be liable (or otherwise responsible) to the other party, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, when and to the extent such failure or delay is caused by or results from acts beyond the first party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) changes in applicable law (including statute, regulation, court or administrative decision, agency policy or other legal changes) or (e) action by any governmental authority.

j)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

k)   The Investor shall, and shall cause its Affiliates, to execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by Company to carry out the provisions of this instrument and give effect to the transactions contemplated by this instrument, including, without limitation, to enable the Company, its Affiliates or the transactions contemplated by this instrument to comply with applicable laws.

l)   The Company shall not be liable or responsible to the Investor, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, including without limitation, launching the System, consummating the System Launch or distributing Tokens, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, hurricane, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) Law; or (e) action by any Governmental Authority. There is no guarantee that the Company will be successful at developing the Tokens or the System. A state or country could prohibit the commercial or non-commercial use of the cryptographic methods necessary to the release of the Tokens and operation of the System. Any of these negative outcomes may lead the Company to forgo its plan to conduct the System Launch and/or otherwise release the Tokens. As a result, the Company may be unable to deliver Tokens pursuant to this Agreement or reimburse the Purchase Price received under this Agreement.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

[COMPANY]

By:$issuer_signature$

Title: [   ]

Address: [   ]

Email: [   ]

INVESTOR:

By: $investor_signature$

Name: $investor_name$

Email: $investor_email$

Investor Wallet Address :$investor_wallet_address$